[redacted]

12027722

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, DC 20549

## FORM 11-K

## FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to _______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

# SEARS HOLDINGS 401(k) SAVINGS PLAN

## TABLE OF CONTENTS


| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 1 |
| FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEARS THEN ENDED: | |
| Statements of Net Assets Available for Benefits | 2-3 |
| Statements of Changes in Net Assets Available for Benefits | 4-5 |
| Notes to Financial Statements | 6-19 |
| SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011: | |
| Appendix A - Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) | A1 |


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

# Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sears Holdings 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears Holdings 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for the benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2012

## SEARS HOLDINGS 401(k) SAVINGS PLAN

**STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS**
**AS OF DECEMBER 31, 2011**
**(Thousands of dollars)**

| | | Supplementary Information | |
|---|---|---|---|
| **ASSETS** | **Total** | **Participant-Directed Funds** | **Sears Holdings Stock Fund** |
| PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3): | | | |
| Investment securities and other, net | $ 2,916,597 | $ 2,859,515 | $ 57,082 |
| Notes receivable from participants | 56,887 | 56,887 | |
| Total plan interest in master trust at fair value | 2,973,484 | 2,916,402 | 57,082 |
| NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE | 2,973,484 | 2,916,402 | 57,082 |
| ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS | (31,307) | (31,307) | |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 2,942,177 | $ 2,885,095 | $ 57,082 |

See notes to financial statements.

# SEARS HOLDINGS 401(k) SAVINGS PLAN

**STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS**
**AS OF DECEMBER 31, 2010**
**(Thousands of dollars)**

| | | Supplementary Information | |
|---|---|---|---|
| **ASSETS** | **Total** | **Participant-Directed Funds** | **Sears Holdings Stock Fund** |
| PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3): | | | |
| Investment securities and other, net | $ 3,226,783 | $ 3,085,798 | $ 140,985 |
| Notes receivable from participants | 61,536 | 61,536 | |
| Total plan interest in master trust at fair value | 3,288,319 | 3,147,334 | 140,985 |
| NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE | 3,288,319 | 3,147,334 | 140,985 |
| ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS | (22,086) | (22,086) | |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 3,266,233 | $ 3,125,248 | $ 140,985 |

See notes to financial statements.

# SEARS HOLDINGS 401(k) SAVINGS PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## FOR THE YEAR ENDED DECEMBER 31, 2011
## (Thousands of dollars)

| | | Supplementary Information | |
|---|---|---|---|
| | Total | Participant-Directed Funds | Sears Holdings Stock Fund |
| PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3): | | | |
| Investment (loss) income | $ (25,965) | $ 45,402 | $ (71,367) |
| Interest income on notes receivable from participants | 2,645 | 2,645 | |
| Total plan interest in master trust activity | (23,320) | 48,047 | (71,367) |
| CONTRIBUTIONS: | | | |
| Employee | 114,517 | 108,775 | 5,742 |
| Employee - rollover | 2,321 | 2,275 | 46 |
| Total contributions | 116,838 | 111,050 | 5,788 |
| WITHDRAWALS | (353,265) | (339,002) | (14,263) |
| PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE | (13,063) | (12,845) | (218) |
| NET DECREASE | (272,810) | (192,750) | (80,060) |
| FUND TRANSFERS | | 2,536 | (2,536) |
| NET ASSETS TRANSFERRED OUT (Note 1): | | | |
| To Orchard Supply Hardware Retirement Savings Plan | (51,216) | (49,910) | (1,306) |
| To Sears Puerto Rico Savings Plan | (30) | (29) | (1) |
| NET ASSETS AVAILABLE FOR BENEFITS: | | | |
| January 1 | 3,266,233 | 3,125,248 | 140,985 |
| December 31 | $2,942,177 | $2,885,095 | $ 57,082 |

See notes to financial statements.

# SEARS HOLDINGS 401(k) SAVINGS PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## FOR THE YEAR ENDED DECEMBER 31, 2010
## (Thousands of dollars)

| | | Supplementary Information | |
|---|---|---|---|
| | Total | Participant-Directed Funds | Sears Holdings Stock Fund |
| PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3): | | | |
| Investment income (loss) | $ 302,998 | $ 320,466 | $ (17,468) |
| Interest income on notes receivable from participants | 3,298 | 3,298 | |
| Total plan interest in master trust activity | 306,296 | 323,764 | (17,468) |
| CONTRIBUTIONS: | | | |
| Employee | 121,757 | 115,073 | 6,684 |
| Employee - rollover | 3,682 | 3,497 | 185 |
| Total contributions | 125,439 | 118,570 | 6,869 |
| WITHDRAWALS | (332,883) | (315,733) | (17,150) |
| PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE | (13,142) | (12,825) | (317) |
| NET INCREASE (DECREASE) | 85,710 | 113,776 | (28,066) |
| FUND TRANSFERS | | 783 | (783) |
| NET ASSETS AVAILABLE FOR BENEFITS: | | | |
| January 1 | 3,180,523 | 3,010,689 | 169,834 |
| December 31 | $3,266,233 | $3,125,248 | $ 140,985 |

See notes to financial statements.

### 1. DESCRIPTION OF PLAN

***History and Purpose*** - Sears, Roebuck and Co. (the "Company") established a predecessor plan to the Sears Holdings 401(k) Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The Plan was most recently fully amended and restated as of January 1, 2006, but has been amended from time to time thereafter. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Prior to January 1, 2005, employees of Sears, Roebuck de Puerto Rico, Inc. participated in the Plan. Effective January 1, 2005, the Company established the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan") and Plan assets attributable to those participants were transferred to the Sears Puerto Rico Plan in February 2005.

In March 2005, the Company merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation ("Holdings"). The Company continues to sponsor the Plan.

By the close of business March 31, 2006, the Kmart Retirement Savings Plan (the "Kmart Plan") was merged with the Plan. At that time, Kmart Plan assets, including participant loans, were transferred to either this Plan or, with respect to Kmart Plan participants who resided in the Commonwealth of Puerto Rico, to the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan").

The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust") was established for the safekeeping of Plan assets and to commingle the investment of Plan assets with those of the other participating plans. The other participating plans in the Master Trust currently include the Sears Puerto Rico Plan and the Kmart Puerto Rico Plan.

***Administration*** - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee ("Administrative Committee") is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Management Corporation.

State Street Bank and Trust Company serves as the trustee (the "Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. ING Institutional Plan Services ("ING") served as the Plan's recordkeeper until April 3, 2012 when Hewitt Associates, LLC ("Aon Hewitt"), a subsidiary of Aon Corporation, became the Plan's recordkeeper.

The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of Sears Holdings Management Corporation), are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. has been appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by Sears Holdings Management Corporation, not the Plan or Master Trust.

***Eligibility*** - A full-time regular or part-time regular employee of the Company (including participating subsidiaries and affiliates) who satisfies the definition of eligible employee is eligible for participation on the first day of the third month following the date of hire. An eligible employee under this Plan also includes a U.S. employee of the Company transferred to Puerto Rico under the then current expatriate policy of Sears Holdings Corporation.

***Participants' Contributions and Investment Options*** - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Subject to certain statutory and Plan limits, participants may contribute up to an aggregate 50 percent of annual eligible annual compensation through a combination of pre-tax (up to 50 percent) and/or after-tax contributions (up to 25 percent). Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Internal Revenue Service catch-up contribution limit.

A Highly Compensated Employee's pre-tax contributions are limited to two percent of his or her eligible compensation and after-tax contributions are limited to zero percent of his or her eligible compensation. The Administrative Committee reserves the right to adjust these limits on Highly Compensated Employees during the Plan year depending on non-discrimination results.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; any of five Target Retirement Funds; and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). In addition, three index funds were introduced as new Plan investment options on January 1, 2011: U.S. Bond Index Fund; Global Equity Index Fund; and Russell Small/Mid Cap Index Fund. Participants are immediately fully vested in their contributions and earnings thereon.

***Employer Contributions*** - Through payroll periods ending January 31, 2009, the Company matching contribution was fixed at 100 percent of a participant's pre-tax contributions up to the first three percent of eligible compensation and 50 percent of the pre-tax contributions the participant made on the next two percent of eligible compensation. These contributions were intended to constitute qualified non-elective matching contributions under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (i.e., the Plan is a safe harbor 401(k) plan).

The Plan was amended to suspend the employer matching contributions for payroll periods that end after January 31, 2009, until further amendment of the Plan. As a result, effective January 1, 2009, the Plan is no longer intended to satisfy Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code; accordingly, the Plan is no longer a safe harbor 401(k) plan.

Prior to the suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock or a combination of both. If in cash, it was invested based on participants' pre-tax contribution elections. If in stock, it was invested in the Holdings Stock Fund. Contributions were available for diversification immediately upon deposit.

Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described below). The vested status of a participant who terminated employment prior to January 1, 2006, is determined based upon the terms of the Plan in effect at his or her date of termination. Participants should refer to the Plan Document for a more complete description of the Plan's vesting provisions.

The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2011 and 2010.

***Participant Accounts*** - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

In November 2011, proceeds of $29,783 from a 2007 settlement that had been incorrectly posted to the old accounts of Puerto Rico participants in the Plan were transferred to their current accounts in the Sears Puerto Rico Plan.

***Participant Loans*** - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance; but not less than $1,000. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued. Participants should refer to the Plan Document and the Loan Policy for a more complete description of the Plan's loan provisions.

***Withdrawals*** - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance, determined as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

***Forfeited Accounts*** - At December 31, 2011 and 2010, forfeited nonvested accounts totaled $15,134 and $6,008, respectively. These accounts are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions. During the years ended December 31, 2011 and 2010, no forfeitures were used to offset employer contributions.

***Termination of Participation*** - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives a full distribution of his or her account balances.

***Termination of Participation by an Employer*** - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code. Such account balances shall not be payable while an affected employee remains employed within the Company's controlled group of corporations, except under loan and in-service withdrawal provisions, as applicable.

Orchard Hardware Supply, LLC ("Orchard"), a participating employer of the Plan, established its own plan and trust in 2011. On May 5, 2011, the Administrative Committee and Investment Committee approved a trust-to-trust transfer of the net assets of the Plan attributable to active employees of Orchard. That trust-to-trust transfer took place on July 28, 2011 in the amount of $51.2 million.

***Amendment, Suspension, or Termination of the Plan*** - Although it has not expressed any intent to suspend or terminate the Plan, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

***ERISA*** - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

***Basis of Accounting*** - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

***Master Trust Investment and Income Recognition*** - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

***Common Collective Trusts*** - The Master Trust's investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds. The net asset value per share of common collective trusts is determined each business day and all may be redeemed at the net asset value per share at the measurement date without prior notice. There existed no unfunded commitments to these trust funds at December 31, 2011 or 2010.

***Fully Benefit-Responsive Investment Contracts*** - The statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above. The Stable Value Fund is invested in three portfolios of bond investments and in liquid assets comprised of a stable value common collective investment trust fund and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager has entered into four synthetic investment ("wrapper") contracts with high quality insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. The average yield of the Stable Value Fund for the years ended December 31, 2011 and 2010 was 1.20% and 1.74%, respectively. The crediting interest rate at December 31, 2011 and 2010 was 2.48% and 2.83%, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the "Fund") investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.

***Notes Receivable from Participants*** - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

***Interfund Transactions*** - All interfund transactions are made at fair value and are eliminated in combination.

***Payment of Benefits*** - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2011 and 2010 were $1.9 million and $1.2 million, respectively.

***New Accounting Standards*** - The accounting standard initially adopted in 2011 is described below.

*ASU No. 2010-06, Fair Value Measurements and Disclosures* - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.

***New Accounting Pronouncements Not Yet Effective***

*Fair Value Measurements and Disclosures* - In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC 820, *Fair Value Measurements and Disclosures*. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about the transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption to have a material impact on the financial statements.

## 3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account with the Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Puerto Rico Plan and the Kmart Puerto Rico Plan for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2011 and 2010 are summarized as follows:

| (thousands of dollars) | December 31 2011 | 2010 |
|---|---|---|
| Assets: | | |
| Investments at fair value: | | |
| Sears Holdings Corporation common shares* | $ 58,108 | $ 143,594 |
| Other common and preferred stock | 401,043 | 461,576 |
| Registered investment companies | 194,996 | 252,884 |
| Common/collective trusts | 1,277,290 | 1,362,060 |
| Synthetic investment contracts | | 1,138 |
| Fixed income securities | 884,900 | 819,080 |
| Swaps, options and other | 335 | |
| Short-term investments | 47,379 | 106,475 |
| Collective short-term investment fund | 102,785 | 111,377 |
| Participant-directed brokerage accounts | 35,227 | 42,745 |
| Total investments at fair value | 3,002,063 | 3,300,929 |
| Receivables: | | |
| Notes receivable from participants | 57,448 | 62,122 |
| Dividend and interest | 3,962 | 3,691 |
| Due from brokers and others | 112,434 | 135,782 |
| Total receivables | 173,844 | 201,595 |
| Cash | 114 | 1,551 |
| Total assets | 3,176,021 | 3,504,075 |
| Liabilities: | | |
| Due to brokers and others | 186,723 | 197,842 |
| Total liabilities | 186,723 | 197,842 |
| Net assets in Master Trust at fair value | 2,989,298 | 3,306,233 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (31,475) | (22,201) |
| Net assets in Master Trust | $2,957,823 | $3,284,032 |
| Plan's interest in Master Trust net assets | $2,942,177 | $3,266,233 |
| Plan's percentage interest in Master Trust net assets | 99.5 % | 99.5 % |

* Party-in-interest

The Plan's interest in Master Trust net assets of $2.9 billion and $3.3 billion exceeds five percent of the Plan's net assets available for benefits as of December 31, 2011 and 2010, respectively.

Investments whose fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies and the participant-directed brokerage accounts. Investments whose fair value was estimated include common stock purchased in a private placement (See Note 4); common/collective trusts; synthetic investment contracts; fixed income securities; swaps, options and other; short-term investments; and collective short-term investment funds.

The net investment (loss) earnings of the Master Trust for the years ended December 31, 2011 and 2010 are summarized below:

| **(thousands of dollars)** | **2011** | **2010** |
|---|---|---|
| Dividend, interest and other income | $ 35,976 | $ 34,986 |
| Net appreciation (depreciation) in fair value of investments: | | |
| Sears Holdings Corporation common shares* | (72,917) | (17,763) |
| Other common and preferred stock | (20,353) | 87,034 |
| Registered investment companies | (26,683) | 20,909 |
| Common/collective trusts | 55,161 | 167,611 |
| Corporate notes and bonds | (871) | 1,221 |
| Mortgage and asset backed bonds | (54) | 558 |
| Government-backed and government agency bonds | 1,923 | (606) |
| Government notes and bonds | 2,798 | 3,357 |
| Foreign and yankee bonds | (807) | 421 |
| Swaps, options, futures and other | 936 | 1,559 |
| Short-term investments | 19 | 6 |
| Participant-directed brokerage accounts | (2,398) | 4,894 |
| Net (depreciation) appreciation in fair value of investments | (63,246) | 269,201 |
| Investment (loss) income of Master Trust | (27,270) | 304,187 |
| Interest income on notes receivable from participants | 2,672 | 3,325 |
| Total Master Trust activity | $ (24,598) | $ 307,512 |
| Plan's interest in Master Trust activity | $ (23,320) | $ 306,296 |

* Party-in-interest

The investments whose net appreciation (depreciation) in fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies, and participant-directed brokerage accounts. The investments whose net appreciation (depreciation) in fair value was estimated include common stock purchased in a private placement (see Note 4); common/collective trusts; fixed income securities; swaps, options, and other; and short-term investment funds.

## 4. FAIR VALUE MEASUREMENTS

We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing price information.

Common and preferred stocks and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.

Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input.

Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Equity securities assigned to Level 3 were purchased in a private placement with valuations updated based on subsequent transactions between institutional investors. The fair market value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. At December 31, 2011, the Master Trust's synthetic investment contracts had no value. The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan's policy is to recognize transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2011 and 2010.

| | Investment Assets at Fair Value as of December 31, 2011 | | | |
|---|---|---|---|---|
| **(thousands of dollars)** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities: | | | | |
| Sears Holdings Corporation common shares | $ 58,108 | $ | $ | $ 58,108 |
| U.S. companies | 352,897 | | 1,525 | 354,422 |
| International companies | 46,621 | | | 46,621 |
| Registered investment companies | 194,996 | | | 194,996 |
| Common/collective trusts | | 1,277,290 | | 1,277,290 |
| Fixed income securities: | | | | |
| Corporate notes and bonds | | 118,485 | | 118,485 |
| Mortgage and asset backed debt securities | | 79,268 | | 79,268 |
| Government-backed and agency bonds | | 311,314 | | 311,314 |
| Government notes and bonds | | 327,090 | | 327,090 |
| Other debt securities | | 48,743 | | 48,743 |
| Swaps, options, and other | | 335 | | 335 |
| Short-term investments | | 47,379 | | 47,379 |
| Collective short-term investment fund | | 102,785 | | 102,785 |
| Participant-directed brokerage account | 35,227 | | | 35,227 |
| Total investment assets at fair value | $687,849 | $2,312,689 | $ 1,525 | $3,002,063 |

| | Investment Assets at Fair Value as of December 31, 2010 | | | |
|---|---|---|---|---|
| **(thousands of dollars)** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities: | | | | |
| Sears Holdings Corporation common shares | $143,594 | $ - | $ - | $ 143,594 |
| U.S. companies | 415,227 | | | 415,227 |
| International companies | 46,349 | | | 46,349 |
| Registered investment companies | 252,884 | | | 252,884 |
| Common/collective trusts | | 1,362,060 | | 1,362,060 |
| Synthetic investment contracts | | | 1,138 | 1,138 |
| Fixed income securities: | | | | |
| Corporate notes and bonds | | 121,902 | | 121,902 |
| Mortgage and asset backed debt securities | | 89,925 | | 89,925 |
| Government-backed and agency bonds | | 279,421 | | 279,421 |
| Government notes and bonds | | 291,885 | | 291,885 |
| Other debt securities | | 35,947 | | 35,947 |
| Short-term investments | | 106,475 | | 106,475 |
| Collective short-term investment fund | | 111,377 | | 111,377 |
| Participant-directed brokerage account | 42,745 | | | 42,745 |
| Total investment assets at fair value | $900,799 | $2,398,992 | $ 1,138 | $3,300,929 |

There were no transfers into or out of Levels 1, 2 or 3 in the fair value hierarchy for the year ended December 31, 2011.

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the plan years ended December 31, 2010 and 2011.

| | Changes in Fair Value of Level 3 Investment Assets | | | |
|---|---|---|---|---|
| (thousands of dollars) | Equity Securities | Synthetic Investment Contracts | Fixed Income Securities | Total |
| Balance, January 1, 2010 | $ - | $ 778 | $ 1,576 | $ 2,354 |
| Plan year 2010 changes: | | | | |
| Realized gains (losses) | | | (471) | (471) |
| Unrealized gains | | 360 | 612 | 972 |
| Purchases | | | | - |
| Sales | | | (1,717) | (1,717) |
| Transfers in and/or out of Level 3 | | | | - |
| Balance, December 31, 2010 | - | 1,138 | - | 1,138 |
| Plan year 2011 changes: | | | | |
| Realized gains (losses) | | | | |
| Unrealized gains (losses) | 199 | (1,138) | | (939) |
| Purchases | 1,326 | | | 1,326 |
| Sales | | | | |
| Transfers in and/or out of Level 3 | | | | |
| Balance, December 31, 2011 | $ 1,525 | $ | $ | $ 1,525 |

The amount of total gains or losses for the period included in changes in net assets which is attributable to the change in unrealized gains or losses of Level 3 assets still held at December 31 is as follows:

| (thousands of dollars) | Equity Securities | Synthetic Investment Contracts | Total |
|---|---|---|---|
| For the year ended December 31, 2010 | | $ 360 | $ 360 |
| For the year ended December 31, 2011 | $ 199 | (184) | 15 |

## 5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.4 million and $1.3 million for the years ended December 31, 2011 and 2010, respectively.

The Master Trust holds a synthetic investment contract issued and guaranteed by ING Life Insurance and Annuity Company ("ING Life") (see Note 2), which is related to the Plan's recordkeeper through its parent, ING Group. Fees paid to ING Life were $0.3 million for each of the years ended December 31, 2011 and 2010.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2011 and 2010, the Master Trust held 1,828,465 shares with a fair value of $58.1 million and a cost basis of $162.0 million, and 1,947,031 shares with a fair value of $143.6 million and a cost basis of $187.0 million, respectively. Holdings has not paid dividends on its common stock since inception.

## 6. INCOME TAXES

In the Plan's latest determination letter, dated April 20, 2012, the Internal Revenue Service ("IRS") stated that the Plan, as amended and restated January 1, 2006 and as amended through the Fifteenth Amendment, as designed, was in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator, with the assistance of in-house and outside counsel, has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2011 and 2010, respectively, there were no uncertain tax positions taken or expected to be taken that required recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt; therefore, no provision for income taxes has been included in the accompanying financial statements. However, the Plan Administrator identified certain insignificant errors in the operation of the Plan, which the Plan Administrator resolved in accordance with the IRS Employee Plans Compliance Resolution System program.

## 7. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

***Foreign Currency Exchange Contracts*** - Periodically, the Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

When held, the Master Trust reflects the fair value of all forward contracts as an asset or liability in its statements of net assets. The fair values associated with the foreign currency contracts are estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

At December 31, 2011 and 2010, the Master Trust held no currency contract receivables or payables.

***Futures Contracts*** - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Master Trust's statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2011 and 2010, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Notes and Eurodollars. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury Notes and cash owned and included in the investments of the Master Trust with values of $.7 million and $.1 million at December 31, 2011 and 2010, respectively, were pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of $61.6 million and $17.7 million at December 31, 2011 and 2010, respectively. At December 31, 2011, the Master Trust had futures contracts to (sell) purchase U.S. Treasury Notes and Eurodollars of ($4.0 million) and $65.6 million, respectively. At December 31, 2010, the Master Trust had futures contracts to purchase Eurodollars of $17.7 million. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2011 and 2010, respectively, as settlements are completed by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

***Credit Default and Interest Rate Swaps*** - The Master Trust enters into credit default and interest rate swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. An interest rate swap is a contract in which each counterparty concurrently agrees to pay the other interest at either a predetermined fixed or floating rate on the same notional principal on specific dates for a specific period of time. No principal payments are made in standard interest rate swaps. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A+ or better.

At December 31, 2011 and 2010, the Master Trust held no credit default swaps.

At December 31, 2011, the Master Trust held interest rate swaps with notional values of $21.5 million to receive a fixed rate of interest in exchange for payment of a floating rate of interest based on a three-month LIBOR index. At December 31, 2010, the Master Trust held no interest rate swaps.

At December 31, 2011, securities and cash owned and included in the investments of the Master Trust with a value of $.2 million were pledged as collateral to the Master Trust's brokers as performance security on interest rate swaps.

Changes in the fair value of credit default and interest rate swaps are accounted for as net appreciation (depreciation) in the fair value of assets.

## 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

| (thousands of dollars) | December 31 2011 | 2010 |
|---|---|---|
| Net assets available for benefits per the financial statements | $2,942,177 | $3,266,233 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 31,307 | 22,086 |
| Net assets available for benefits at fair value per Form 5500 | $2,973,484 | $3,288,319 |

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

| (thousands of dollars) | 2011 | 2010 |
|---|---|---|
| Net (decrease)/increase in net assets available for benefits per the financial statements | $ (324,056) | $ 85,710 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts: | | |
| Current year | 31,307 | 22,086 |
| Prior year reversal | (22,086) | (9,489) |
| Net (loss)/income per Form 5500 | $ (314,835) | $ 98,307 |

## 9. SUBSEQUENT EVENTS

Effective April 1, 2012, the name of the Plan was changed to Sears Holdings Savings Plan, and Holdings was named as the plan sponsor. In addition, the Administrative Committee has resolved that the name of the Master Trust be changed to Sears Holdings Savings Plan Master Trust as soon as it is administratively feasible to do so.

As noted above, effective April 3, 2012, Aon Hewitt replaced ING as the Plan's recordkeeper.

Sears Hometown and Outlet Stores, Inc. ("SHO") filed a registration statement on Form S-1 with the Securities and Exchange Commission on April 30, 2012, with respect to Holdings. Holdings and SHO are currently in the process of establishing a separate defined contribution plan and underlying trust for the eligible employees of SHO and expect that plan to be established in the third quarter of fiscal year 2012. The Investment and Administrative Committees for the Plan approved a trust-to-trust transfer of the account balances of active SHO employees (transferred to SHO) participating in the Plan from the Master Trust to the newly created SHO savings plan trust as soon as administratively feasible after the closing of the Rights Offering. Active SHO employees include those who have been transferred as of the date of the trust-to-trust transfer to the SHO controlled group from the following entities: Sears Holdings Management Corporation; Sears Authorized Hometown Stores, LLC; Sears Outlet Stores, LLC; and Sears Home Appliance Showrooms, LLC.

******

# APPENDIX A

Schedule of Assets (Held at End of Year)

## SEARS HOLDINGS 401(k) SAVINGS PLAN
## (EIN: 36-1750680/PN: 001)

**APPENDIX A**

**SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**FORM 5500 SCHEDULE H, Part IV, Line 4i**
**DECEMBER 31, 2011**

| Identity of Issuer, Borrower, or Similar Party | Description of Investment | Current Value |
|---|---|---|
| * PARTICIPANT LOANS | Participant loans earning interest from 4.25% to 10.50%, maturing from 2012 - 2026 | $56,887,006 |

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS 401(K) SAVINGS PLAN

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: ______________________________
Robert A. Riecker
Member of Administrative Committee and
Vice President, Controller and Chief
Accounting Officer of Sears Holdings
Corporation

Date: June 22, 2012

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 23 | Consent of Deloitte & Touche LLP. |

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-169747 of Sears Holdings Corporation on Form S-8 of our report dated June 22, 2012 relating to the financial statements and supplemental schedule of Sears Holdings 401(k) Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2011.

Deloitte & Touche LLP

Chicago, Illinois
June 22, 2012